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RANDGOLD RESOURCES TO BE CONSIDERED FOR FTSE UK INDEX INCLUSION


London, 23 June 2003 - Randgold Resources (LSE: RRS) (NASDAQ: GOLD) has been added to FTSE's UK Monitored List following the redenomination of its shares into sterling on the London Stock Exchange. Inclusion in the UK monitored list means that the company will be considered for inclusion in the FTSE UK Index Series at the next review, to be held in September.

Subject to the company meeting FTSE's other requirements which include achieving a sufficient turnover of its free float, Randgold Resources believes that it will enter the FTSE All Share index in September. The company expects that its market capitalisation should also qualify it for inclusion in the FTSE 250 at that stage.

"Inclusion in an index such as the FTSE 250 is very important to us as it will automatically attract tracker funds as well as the many retail investors who follow the index, thus increasing demand for our shares," said Randgold Resources chief executive Mark Bristow. "It will also strengthen our established position in London, which has re-emerged as the primary international mining market."

Randgold Resources, which has gold mining and exploration interests in West Africa, has been included in the FTSE gold mines index since December 2002.

Randgold Resources announced earlier this week that the company's liquidity has been further enhanced through the sale of 1 million shares by its principal shareholder, Randgold & Exploration. The tradeability of its stock was substantially boosted last year when the London-listed company was also listed on Nasdaq, a move accompanied by an issue of shares. Since then the trading volumes as well as the price of Randgold Resources' shares have risen significantly.

Issued on behalf of Randgold Resources Limited by du Plessis Associates.

dPA contact Kathy du Plessis - Tel: +27 11 728 4701, mobile:+27 (0) 83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com